Exhibit 99.1

NEWS RELEASE
January 16th, 2014
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN INFILL DRILLING ON MAIN ZONE,
HITS 12.60 METERS OF 3.76 G/T AU, 300.6 G/T AG (9.8 G/T AUEQ) AT IXTACA, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce the results from Almaden’s 2013 Ixtaca Zone drill program at the Company’s 100% owned Tuligtic project, Mexico. The infill program, completed in December 2013, was designed to upgrade resources currently in the inferred category to the higher confidence measured and indicated categories. The holes announced today show the continuity and high grades of the Main and Northern zones defined with previous drilling. Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-13-381                                MAIN ZONE SECTION 10+350 EAST, 150 Az, -75 dip
62.75 meters @ 1.23 g/t gold and 69.9 g/t silver (2.6 g/t gold equivalent)
Including 15.50 meters @ 2.94 g/t gold and 152.5 g/t silver (6.0 g/t gold equivalent)

Hole TU-13-383                                MAIN ZONE SECTION 10+350 EAST, 150 Az, -52 dip
100.89 meters @ 1.53 g/t gold and 50.9 g/t silver (2.5 g/t gold equivalent)
Including                      33.00 meters @ 1.22 g/t gold and 96.4 g/t silver (3.1 g/t gold equivalent)
And                      12.00 meters @ 6.06 g/t gold and 38.5 g/t silver (6.8 g/t gold equivalent)

Hole TU-13-386                                MAIN ZONE SECTION 10+350 EAST, 150 Az, -65 dip
81.07 meters @ 1.38 g/t gold and 90.6 g/t silver (3.2 g/t gold equivalent)
Including                      12.60 meters @ 3.76 g/t and 300.6 g/t silver (9.8 g/t gold equivalent)

Hole TU-13-393                                MAIN ZONE SECTION 10+375 EAST, 150 Az, -65 dip
114.37 meters @ 0.92 g/t gold and 53.7 g/t silver (2.0 g/t gold equivalent)
Including                      7.90 meters @ 4.42 g/t gold and 158.7 g/t silver (7.6 g/t gold equivalent)

Hole TU-13-395                                MAIN ZONE SECTION 10+400 EAST, 150 Az, -80 dip
112.00 meters @ 0.89 g/t gold and 43.5 g/t silver (1.8 g/t gold equivalent)
Including                      26.70 meters @ 1.71 g/t gold and 112.4 g/t silver (4.0 g/t gold equivalent)

Hole TU-13-380                                MAIN ZONE SECTION 10+425 EAST, 150 Az, -67 dip
120.00 meters @ 0.68 g/t gold and 32.5 g/t silver (1.3 g/t gold equivalent)
Including                      18.50 meters @ 2.52 g/t gold and 111.9 g/t silver (4.8 g/t gold equivalent)

Hole TU-13-384                                MAIN ZONE SECTION 10+425 EAST, 150 Az, -25 dip
111.82 meters @ 0.57 g/t gold and 32.3 g/t silver (1.2 g/t gold equivalent)
Including                      22.00 meters @ 1.12 g/t gold and 62.8 g/t silver (2.4 g/t gold equivalent)

J.D. Poliquin, chairman of Almaden stated, “Today’s holes once again show the continuity of this part of the Main Ixtaca Zone and highlight the high grades that core it. The infill drilling program completed in 2014 was designed to upgrade the confidence of our resource base. We look forward to reporting a new resource estimate work on which is now underway.”

Below is a plan map and relevant sections which will be posted to the Company’s website (www.almadenminerals.com).
Ixtaca_NR-Maps_Jan 2014a.pdf

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)	SECTION
TU-13-380	26.82	57.50	30.68	0.17	19.0	0.6	28	10425E
including	42.00	50.40	8.40	0.35	48.7	1.3	66
TU-13-380	70.00	190.00	120.00	0.68	32.5	1.3	66
including	71.80	76.00	4.20	0.20	77.2	1.7	87
including	127.50	146.00	18.50	2.52	111.9	4.8	238
including	133.00	137.00	4.00	2.87	249.1	7.9	393
including	144.00	146.00	2.00	9.51	259.0	14.7	735
including	156.50	161.50	5.00	0.95	32.5	1.6	80
including	178.00	190.00	12.00	1.20	38.0	2.0	98
TU-13-380	226.00	230.50	4.50	0.19	43.4	1.1	53
TU-13-381	36.00	98.75	62.75	1.23	69.9	2.5	131	10350E
including	61.00	76.50	15.50	2.94	152.5	6.0	300
including	71.50	76.50	5.00	6.34	334.1	13.0	651
including	83.00	89.80	6.80	2.75	135.2	5.5	273
TU-13-381	107.00	109.00	2.00	1.98	30.6	2.6	130
TU-13-381	115.50	118.50	3.00	0.41	40.9	1.2	62
TU-13-381	143.00	148.50	5.50	0.19	7.1	0.3	17
TU-13-381	168.00	174.50	6.50	0.14	24.0	0.6	31
including	170.00	171.00	1.00	0.52	85.0	2.2	111
TU-13-383	45.11	146.00	100.89	1.53	50.9	2.5	128	10350E
including	52.50	85.50	33.00	1.22	96.4	3.1	157
including	59.50	80.60	21.10	1.58	130.4	4.2	209
including	92.00	96.15	4.15	2.74	164.3	6.0	301
including	119.50	125.00	5.50	4.10	74.9	5.6	280
including	130.50	142.50	12.00	6.06	38.5	6.8	342
including	133.80	135.50	1.70	37.37	55.4	38.5	1924
TU-13-384	30.48	142.30	111.82	0.57	32.3	1.2	61	10425E
including	88.00	110.00	22.00	1.12	62.8	2.4	119
including	89.00	91.00	2.00	2.89	98.8	4.9	243
including	98.50	106.50	8.00	1.96	98.6	3.9	196
TU-13-384	146.30	151.00	4.70	0.10	12.6	0.4	18
TU-13-386	27.43	108.50	81.07	1.38	90.6	3.2	159	10350E
including	34.00	46.60	12.60	3.76	300.6	9.8	489
including	57.60	60.35	2.75	2.40	119.2	4.8	239
TU-13-386	117.80	122.30	4.50	0.86	25.1	1.4	68
TU-13-386	130.70	145.50	14.80	0.45	12.9	0.7	35
TU-13-389	21.34	95.50	74.16	1.02	50.9	2.0	102	10375E
including	47.00	71.00	24.00	1.52	60.6	2.7	137
including	51.50	69.00	17.50	1.92	64.4	3.2	160
including	88.60	95.50	6.90	2.54	139.9	5.3	267
TU-13-389	104.00	106.80	2.80	2.86	169.3	6.2	312
TU-13-391	16.00	126.00	110.00	0.62	42.0	1.5	73	10375E
including	48.16	89.50	41.34	1.16	76.2	2.7	134
including	48.16	59.30	11.14	1.79	110.9	4.0	200
including	71.80	84.50	12.70	1.40	106.4	3.5	176
including	71.80	74.50	2.70	3.06	230.3	7.7	383
TU-13-393	27.43	141.80	114.37	0.92	53.7	2.0	100	10375E
including	54.50	81.50	27.00	1.03	76.0	2.6	128
including	56.00	62.20	6.20	2.21	150.5	5.2	261
including	89.95	124.70	34.75	1.67	70.4	3.1	154
including	100.30	104.00	3.70	2.08	89.0	3.9	193
including	110.40	118.30	7.90	4.42	158.7	7.6	380
TU-13-395	10.00	122.00	112.00	0.89	43.5	1.8	88	10400E
including	58.00	84.70	26.70	1.71	112.4	4.0	198
including	58.50	66.00	7.50	1.25	180.8	4.9	243
TU-13-395	138.50	146.50	8.00	0.16	5.4	0.3	14
TU-13-395	169.25	172.50	3.25	0.98	11.6	1.2	61
TU-13-395	176.80	180.30	3.50	1.37	22.0	1.8	91
TU-13-395	190.00	196.50	6.50	0.21	17.9	0.6	29

About the Ixtaca Drilling Program and the Ixtaca Project
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010 on claims staked by the Company. On January 31, 2013 the Company announced a maiden resource on the Ixtaca Zone. Since that time drilling has been focused on expanding and infilling the known resource base for a PEA. This program was extended in 2013 in order to report a more robust resource in early 2014 for a PEA to follow. The Company has selected Moose Mountain Technical Services to lead a PEA on the Ixtaca deposit. Knight Piesold Ltd. will provide certain engineering and environmental design inputs for the PEA and have been retained to help the Company with long lead item studies concerning environmental monitoring, assessment and permitting matters. Apart from drilling, work underway currently includes additional metallurgical studies, environmental baseline monitoring such as flora and fauna studies, climate monitoring, water quality sampling and surface water hydrology monitoring, a geochemistry program, and scoping level engineering studies. Once the results from this year’s drill program have been received in early 2014, a new geologic model and resource will be reported. This anticipated updated resource will form the basis of a PEA to follow. In 2014 the Company anticipates redirecting drilling efforts to the exploration of high priority epithermal targets outside of the Ixtaca zone but within the project boundaries.

The Ixtaca deposit and any potential mining operation would be located in an area previously logged or cleared with negligible to no current land usage. The Company currently employs roughly 70 people in its drilling program who live local to the Ixtaca deposit. Local employees make up virtually all the drilling staff, who have been trained on the job to operate the Company’s wholly owned drills. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local inhabitants to be major stakeholders in the Ixtaca deposit’s future along with the Company’s shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated PEA are properly understood and communicated throughout the course of the Company’s exploration and development program. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Technical Details of the Ixtaca Drilling Program
The Main Ixtaca and Ixtaca North Zones of veining are interpreted to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. The Chemalaco (Northeast Extension) Zone strikes roughly north-south (340 azimuth) and dips at 55 degrees to the west. This interpretation suggests that true widths range from approximately 82% of intersected widths for a -70 degree hole to 99% of intersected widths for a -40 degree hole.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in latest release. Please see sections for assay intervals.
618,400 mE
618,600 mE
618,800 mE
619,000 mE
619,200 mE
619,400 mE
2,177,200 mN
2,177,000 mN
2,176,800 mN
2,176,600 mN
2,176,400 mN
2,176,200 mN
2,176,000 mN
2,175,800 mN
2,175,600 mN
REFERENCE LINE CHEMALACO ZONE (NE-EXTENSION)
CALEVA ZONE
CHEMALACO ZONE (NORTHEAST EXTENSION)
IXTACA NORTH ZONE
MAIN IXTACA ZONE
REFERENCE LINE
Section 10425E
Section 10400E
Section 10375E
Section 10350E
Section 10100E
Section 10150E
Section 10200E
Section 10250E
Section 10300E
Section 10450E
Section 10500E
Section 10550E
Section 10600E
Section 10650E
Section 10700E
Section 10750E
Section 10800E
Section 10850E
Section 10900E
Section 10950E
Section 11000E
Section 11050E
Section 11100E
Section 11150E
Section 11200E
Section 11250E
Section 11300E
Section 50225N
Section 50200N
Section 50150N
Section 50100N
Section 50050N
Section 50000N
Section 49950N
Section 49925N
Section 49875N
Section 49825N
Section 49775N
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
SCALE
200m

2400m
2200m
2000m
Reference Line
CLAY ALTERED
VOLCANICLASTICS
MAIN
IXTACA
ZONE
TU-13-290
TU-13-292
TU-12-207
TU-10-010
TU-11-028
TU-13-402
TU-13-256
TU-13-260
TU-12-118
TU-13-398
TU-13-381
TU-13-383
TU-13-391
TU-13-386
TU-11-067
TU-12-105
TU-13-397
TU-12-142
TU-10-008
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
* Denotes intervals less than 0.3 g/t AuEq
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 10350E
Looking 60 degrees (+/- 12.5m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-13-290	73.00	79.00	6.00	0.22	0.0	0.2
TU-13-381	36.00	98.75	62.75	1.23	69.9	2.6
including	61.00	76.50	15.50	2.94	152.5	6.0
including	71.50	76.50	5.00	6.34	334.1	13.0
including	83.00	89.80	6.80	2.75	135.2	5.5
TU-13-381	107.00	109.00	2.00	1.98	30.6	2.6
TU-13-381	115.50	118.50	3.00	0.41	40.9	1.2
TU-13-381	143.00	148.50	5.50	0.19	7.1	0.3
TU-13-381	168.00	174.50	6.50	0.14	24.0	0.6
including	170.00	171.00	1.00	0.52	85.0	2.2
TU-13-383	45.11	146.00	100.89	1.53	50.9	2.5
including	52.50	85.50	33.00	1.22	96.4	3.1
including	59.50	80.60	21.10	1.58	130.4	4.2
including	92.00	96.15	4.15	2.74	164.3	6.0
including	119.50	125.00	5.50	4.10	74.9	5.6
including	130.50	142.50	12.00	6.06	38.5	6.8
including	133.80	135.50	1.70	37.37	55.4	38.5
TU-13-386	27.43	108.50	81.07	1.38	90.6	3.2
including	34.00	46.60	12.60	3.76	300.6	9.8
including	57.60	60.35	2.75	2.40	119.2	4.8
TU-13-386	117.80	122.30	4.50	0.86	25.1	1.4
TU-13-386	130.70	145.50	14.80	0.45	12.9	0.7

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line
2400m
2200m
2000m
CLAY ALTERED VOLCANICLASTICS
MINERALIZED VOLCANICLASTICS
IXTACA NORTH ZONE
MAIN IXTACA ZONE
TU-12-207
TU-10-009
TU-10-010
TU-12-146
TU-13-256
TU-12-118
TU-12-148
TU-13-402
TU-13-260
TU-13-398
TU-12-202
TU-13-248
TU-12-162
TU-12-168
TU-11-035
TU-13-397
TU-12-139
TU-12-211
TU-13-393
TU-13-391
TU-11-067
TU-11-065
TU-13-389
TU-12-105
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-065	26.00	126.80	100.80	0.58	46.2	1.5
including	26.00	74.78	48.78	0.95	77.0	2.5
including	43.60	68.00	24.40	1.67	134.4	4.4
including	49.80	59.80	10.00	3.05	198.8	7.0
TU-11-067	24.30	145.00	120.70	1.02	72.6	2.5
including	36.50	136.80	100.30	1.20	85.0	2.9
including	54.90	96.30	41.40	1.91	144.1	4.8
including	63.55	85.50	21.95	2.75	210.1	7.0
including	65.60	80.85	15.25	3.26	253.4	8.3
including	107.20	116.95	9.75	2.54	112.6	4.8
including	125.55	127.43	1.88	2.51	242.2	7.3
TU-12-202	26.50	66.50	40.00	0.35	1.4	0.4
including	26.50	38.00	11.50	0.78	0.5	0.8
TU-12-202	137.10	172.50	35.40	0.62	12.3	0.9
including	139.10	145.10	6.00	2.57	35.4	3.3
TU-12-202	249.30	260.80	11.50	0.10	16.7	0.4
TU-12-211	31.20	187.85	156.65	0.59	28.6	1.2
including	70.70	84.50	13.80	0.97	82.9	2.6
including	97.80	105.65	7.85	1.07	59.4	2.3
including	129.85	142.40	12.55	1.38	53.3	2.4
including	172.85	183.85	11.00	0.91	56.7	2.0
TU-13-389	21.34	95.50	74.16	1.02	50.9	2.0
including	47.00	71.00	24.00	1.52	60.6	2.7
including	51.50	69.00	17.50	1.92	64.4	3.2
including	88.60	95.50	6.90	2.54	139.9	5.3
TU-13-389	104.00	106.80	2.80	2.86	169.3	6.2
TU-13-391	16.00	126.00	110.00	0.62	42.0	1.5
including	48.16	89.50	41.34	1.16	76.2	2.7
including	48.16	59.30	11.14	1.79	110.9	4.0
including	71.80	84.50	12.70	1.40	106.4	3.5
including	71.80	74.50	2.70	3.06	230.3	7.7
TU-13-393	27.43	141.80	114.37	0.92	53.7	2.0
including	54.50	81.50	27.00	1.03	76.0	2.6
including	56.00	62.20	6.20	2.21	150.5	5.2
including	89.95	124.70	34.75	1.67	70.4	3.1
including	100.30	104.00	3.70	2.08	89.0	3.9
including	110.40	118.30	7.90	4.42	158.7	7.6

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section 10375E
Looking 60 degrees (+/- 12.5m)

0m 150m

Reference Line
2400m
2200m
2000m
CLAY ALTERED
VOLCANICLASTICS
CLAY ALTERED
VOLCANICLASTICS
IXTACA
NORTH
ZONE
MINERALIZED
VOLCANICLASTICS
MAIN
IXTACA
ZONE
TU-13-292
TU-10-009
TU-12-146
TU-12-148
TU-12-142
TU-12-139
TU-10-010
TU-11-035
TU-11-036
TU-12-168
TU-13-395
TU-13-248
TU-11-064
TU-10-003
TU-12-105
TU-13-256
TU-11-061
TU-13-402
TU-13-268
TU-13-398
Intervals Greater than
0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-10-003	21.49	253.79	232.30	0.36	34.2	0.9
including	34.20	222.00	187.80	0.42	41.0	1.0
including	36.75	47.61	10.86	0.61	69.0	1.7
including	78.97	211.04	132.07	0.49	46.0	1.2
including	78.97	101.00	22.03	0.54	80.0	1.8
including	78.97	89.00	10.03	0.80	121.0	2.7
including	84.00	84.81	0.81	4.30	721.0	15.4
including	96.58	96.90	0.32	1.60	297.0	6.2
including	110.16	110.47	0.31	2.20	481.0	9.6
including	128.89	129.12	0.23	3.00	370.0	8.7
including	140.90	141.10	0.20	4.10	113.0	5.8
including	140.90	154.36	13.46	1.02	60.0	1.9
including	141.55	141.75	0.20	4.00	160.0	6.5
including	142.94	144.16	1.22	2.50	113.0	4.3
including	148.40	148.60	0.20	7.50	1190.0	25.8
including	152.41	152.99	0.58	5.40	111.0	7.1
including	162.17	162.38	0.21	7.60	206.0	10.7
including	163.18	163.44	0.26	3.90	392.0	10.0
including	191.95	211.04	19.09	1.12	86.0	2.4
including	191.95	222.00	30.05	0.77	60.0	1.7
including	78.97	79.30	0.33	3.86	378.0	9.7
including	204.00	206.65	2.65	3.60	329.0	8.7
including	204.00	211.04	7.04	2.70	226.0	6.1
TU-11-036	11.45	140.70	129.25	0.69	53.7	1.8
including	53.80	139.77	85.97	0.95	71.2	2.4
including	69.57	73.38	3.81	2.52	194.2	6.4
including	79.15	83.85	4.70	2.83	187.9	6.6
including	82.70	83.85	1.15	4.82	335.1	11.5
including	108.30	118.50	10.20	1.93	135.2	4.6
including	111.80	113.33	1.53	5.92	454.4	15.0
TU-11-036	150.66	151.10	0.44	5.68	447.0	14.6
TU-11-061	18.24	53.00	34.76	0.27	18.8	0.6
including	38.60	53.00	14.40	0.44	26.4	1.0
TU-11-061	120.70	123.85	3.15	0.89	67.9	2.3
TU-11-064	3.30	103.62	100.32	0.52	36.2	1.2
including	3.30	69.50	66.20	0.67	39.1	1.5
including	23.00	61.93	38.93	0.91	49.0	1.9
including	81.05	83.13	2.08	1.97	357.6	9.1
TU-13-395	10.00	122.00	112.00	0.89	43.5	1.8
including	58.00	84.70	26.70	1.71	112.4	4.0
including	58.50	66.00	7.50	1.25	180.8	4.9
TU-13-395	138.50	146.50	8.00	0.16	5.4	0.3
TU-13-395	169.25	172.50	3.25	0.98	11.6	1.2
TU-13-395	176.80	180.30	3.50	1.37	22.0	1.8
TU-13-395	190.00	196.50	6.50	0.21	17.9	0.6

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section 10400E
Looking 60 degrees (+/- 12.5m)

Reference Line
2400m
2200m
2200m
CLAY ALTERED VOLCANICLASTICS
IXTACA NORTH ZONE
MAIN IXTACA ZONE
TU-13-288
TU-13-292
TU-11-060
TU-12-209
TU-10-009
TU-10-001
TU-12-168
TU-13-384
TU-10-010
TU-13-380
TU-12-164
TU-13-256
TU-11-062
TU-13-402
TU-11-061
TU-13-260
TU-13-398
TU-13-248
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 10425E
Looking 60 degrees (+/- 12.5m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-060	83.00	101.00	18.00	0.42	32.3	1.1
including	98.82	100.30	1.48	2.56	223.3	7.0
TU-12-164	64.80	253.50	188.70	1.32	97.8	3.3
including	115.00	230.80	115.80	1.83	123.0	4.3
including	141.00	192.75	51.75	2.34	119.6	4.7
including	183.25	192.75	9.50	3.02	213.6	7.3
including	208.50	230.80	22.30	2.73	259.8	7.9
including	226.80	230.80	4.00	8.95	398.0	16.9
TU-13-380	26.82	57.50	30.68	0.17	19.0	0.6
including	42.00	50.40	8.40	0.35	48.7	1.3
TU-13-380	70.00	190.00	120.00	0.68	32.5	1.3
including	71.80	76.00	4.20	0.20	77.2	1.7
including	127.50	146.00	18.50	2.52	111.9	4.8
including	133.00	137.00	4.00	2.87	249.1	7.9
including	144.00	146.00	2.00	9.51	259.0	14.7
including	156.50	161.50	5.00	0.95	32.5	1.6
including	178.00	190.00	12.00	1.20	38.0	2.0
TU-13-380	226.00	230.50	4.50	0.19	43.4	1.1
TU-13-384	30.48	142.30	111.82	0.57	32.3	1.2
including	88.00	110.00	22.00	1.12	62.8	2.4
including	89.00	91.00	2.00	2.89	98.8	4.9
including	98.50	106.50	8.00	1.96	98.6	3.9
TU-13-384	146.30	151.00	4.70	0.10	12.6	0.4

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.